Exhibit 8

Subsidiaries of Van der Moolen Holding N.V.

Subsidiary	Country of Incorporation	% Ownership Interest

Van der Moolen Specialists USA, LLC	United States of America	75.0
Van der Moolen Options USA, LLC	United States of America	100.0	(1)
Cohen, Duffy, McGowan & Co., LLC	United States of America	51.0
Kenny & Co. LLC	United States of America	75.0
Van der Moolen Effecten Specialist B.V	Netherlands	100.0
Van der Moolen Opties Amsterdam B.V	Netherlands	100.0
Van der Moolen Obligaties B.V	Netherlands	100.0
Van der Moolen Trading GmbH	Germany	100.0
Van der Moolen UK, Ltd.	United Kingdom	100.0
Van der Moolen Equities, Ltd.	United Kingdom	100.0

Note:

(1)	We acquired the outstanding minority interest of 17% on October 1, 2001.